UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6) *

                   Advance Display Technologies, Inc. ("ADTI")
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                   007422306 5
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                                 (CUSIP Number)


             David J. Babiarz, Esq., Overton, Babiarz & Sykes, P.C.
    7720 East Belleview Avenue, Ste. 200, Englewood, CO 80111; (303) 779-5900
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                    05/22/98
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.       007422306
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1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Gene W. Schneider

2    Check the Appropriate Box if a Member of a Group:     a   X
                                                             ------
                                                           b
                                                             ------

3    SEC USE ONLY

4    Source of Funds *

     PF

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

6    Citizenship or Place of Organization

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    Sole Voting Power:          2,529,547

8    Shared Voting Power:        4,941,959

9    Sole Dispositive Power:     2,529,547

10   Shared Dispositive Power:   4,941,959

11   Aggregate Amount Beneficially Owned by Each Reporting Person: 7,471,506

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares *

13   Percent of Class Represented by Amount in Row (11): 26.97%

14   Type of Reporting Person *

     IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1: SECURITY AND ISSUER

     This Schedule relates to the acquisition of beneficial ownership of Common Stock, $.001 par value per share of Advance Display Technologies, Inc.
(hereinafter the "Company"), whose principal place of business is located at 1251 South Huron Street, Unit C, Denver, Colorado 80223.

ITEM 2: IDENTITY AND BACKGROUND

     No information required.


Item 3: SOURCE OF FUNDS OR OTHER CONSIDERATION

     The Reporting Person acquired a convertible promissory note in the amount of $50,000 (the "Note") from the Company through a private placement transaction on May 22, 1998. Such Note is immediately convertible into shares of the Company's Common Stock at the rate of $.1615 per share, at the election of the holder. The funds used to acquire the Note were the personal funds of the Reporting Person.

Item 4: PURPOSE OF TRANSACTION

     The ownership which is the subject of this Schedule was acquired by Mr. Schneider for the purpose of investment. Mr. Schneider has no plan to effect any transaction which would have the effect of, or result in, any of the following:

     a. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; provided, however that the Reporting Person may review his investment in the Company from time to time and make adjustments in his holdings as he deems appropriate;

     b.   An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Company or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     d. Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Company;

     f. Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     g. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

     j.   Any action similar to any of those enumerated above.


ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

     a. As of the date of the filing of this Schedule, Mr. Schneider is deemed to beneficially own 7,471,506 shares of Common Stock of the Company. Such amount includes 4,941,959 shares of Common Stock owned by G. Schneider Holdings Co., of which Mr. Schneider is the General Partner, and 2,529,547 shares of Common Stock underlying the Note described in
          Item 3 above and other convertible securities. G. Schneider Holdings Co. is a Colorado limited partnership (the "Partnership"), with its principal place of business at 4643 South Ulster Street, Ste. 1300, Denver, Colorado 80237, and its principal business is investment management. Mr. Schneider's beneficial ownership represents 26.97% of the issued and outstanding Common Stock of the Company.

     b. Mr. Schneider, as the General Partner of the Partnership, shares the power to vote and dispose of all 4,941,959 shares of Common Stock with the Partnership. He also has the sole power to vote and dispose of 2,529,547 shares of Common Stock beneficially owned by him.

     c. On May 22, 1998, the reporting person acquired the Note which is immediately convertible into shares of the Company's Common Stock at the rate of $.1615 per share at the election of the holder.

     d. Additional members of the Partnership may receive dividends or proceeds from the Common Stock which is the subject of this Schedule. Such individuals include immediate members of Mr. Schneider's family.

     e.   N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships of the type required to be disclosed under this Item between the Reporting Person and any other person.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

     There is no material required to be filed as exhibits to this Schedule.



                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement to Schedule 13D is true, correct and complete.



/s/ Gene W. Schneider
-----------------------------------     Date:    June 10, 1998
Gene W. Schneider                            -----------------------------------